

June 27, 2012

<u>Via E-mail</u>
Mr. Frederic M. Burditt
Chief Financial Officer
Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, MA 01803-4238

  RE: Circor International, Inc.
     Form 10-K for the Year Ended December 31, 2011
     Filed February 23, 2012
     Form 10-Q for the Period Ended April 1, 2012
     Filed May 3, 2012
     File No. 1-14962

Dear Mr. Burditt:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results...page 21

Liquidity and Capital Resources, page 39

General

2. You disclose on page 40 that $51.2 million of your total cash and cash equivalents was held in foreign bank accounts as of December 31, 2011. You also indicate on pages 66 and 77 that except for your Dutch subsidiary, undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested and accordingly no provision for U.S. federal and state income taxes has been recorded thereon. You also indicate that no additional provision is required for the Dutch subsidiary. Please disclose the following:
   - Please revise your disclosure to explain why no additional provision is required for the undistributed earnings of the Dutch subsidiary;
   - Please disclose the amount of repatriations to the U.S. in each period presented;
   - Please also disclose on page 77 whether repatriations to the U.S. caused all or a part of the $27.8 million decrease in indefinitely reinvested unremitted earnings of foreign subsidiaries; and
   - Please also tell us how you determined that your one time remittance of foreign earnings in 2011 did not impact your December 31, 2011 or future assertions regarding indefinite reinvestment.

3. During the year ended December 31, 2011, you used $48.8 million in operating activities compared to generating $36.8 million during the twelve months ended December 31, 2010. You indicate that the higher amount of cash used in operating activities was primarily due to the payment of $76.6 million in April 2011 to fund the Leslie Controls Asbestos Trust, offset partially by higher net income compared to 2010. You have listed only one component that impacted your cash flows from operations in 2011. Please also expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for trade accounts receivables, inventories, prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities, as applicable. Given the impact of the changes in your trade accounts receivable and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Form 10-Q for the Period Ended April 1, 2012

General

4. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief